Exhibit 12

STATEMENT RE: COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in thousands)

	For the Three Months Ended March 31,
	2008		2007
Earnings available to cover fixed charges:
Income from continuing operations	14,879		14,001
Interest expense	21,461		19,772
Minority interest convertible into Common Stock	475		474

Earnings available to cover net fixed charges	36,818		34,247

Fixed charges:
Interest expense	21,461		19,772
Interest capitalized	5,624		5,823

Fixed charges	27,085		25,595
Preferred stock dividends	2,953		4,468

Fixed charges and preferred stock dividends	30,038		30,063

Earnings available to cover fixed charges	36,818		34,247
Divided by fixed charges	27,085		25,595

Ratio of earnings to fixed charges	1.4	x	1.3	x

.
Earnings available to cover fixed charges	36,818		34,247
Divided by fixed charges and preferred stock dividends	30,038		30,063

Ratio of earnings to combined fixed charges and preferred stock dividends	1.2	x	1.1	x